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JANUARY 6, 2000

NEWS FROM:       FLOWSERVE CORPORATION

SUBJECT:         FLOWSERVE COMPLETES OFFER FOR INNOVATIVE VALVE
                 TECHNOLOGIES, INC.

FOR INFORMATION: Crystal C. Bell (972) 443-6557

     DALLAS, TEXAS - Flowserve Corporation announced today the successful completion of its tender offer to acquire Innovative Valve Technologies, Inc. (Invatec) (OTC Bulletin Board: IVTC.OB).

     Flowserve stated that its offer to purchase all outstanding shares of common stock, par value $.001 per share, including the associated rights to purchase Series A Junior Participating Preferred Stock, of Invatec for $1.62 per share, net to the seller in cash, expired at 9:00 a.m., New York City time on January 6, 2000.

     Flowserve accepted for payment all 9,430,301 shares, including shares subject to guaranteed delivery, which represent approximately 92.3% of the total outstanding shares of Invatec common stock, which were tendered as of the offer's expiration. Flowserve will begin making payments to Invatec stockholders effective today, with checks to be mailed to tendering stockholders by Flowserve's depositary, Equiserve.

     Flowserve also stated that the Company will shortly implement a statutory merger of Invatec with its acquisition subsidiary and will thereby acquire all remaining outstanding shares of Invatec.

     Flowserve Corporation (NYSE: FLS) is one of the world's leading providers of industrial flow management services. Operating in 29 countries, with 1998 sales of $1.1 billion and about 7,000 employees, the Company produces engineered pumps for the process industries, precision mechanical seals, automated and manual quarter-turn valves, control valves and valve actuators, and provides a range of related flow management services.

     More information about Flowserve Corporation can be obtained by visiting the Company's web site at www.flowserve.com.

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SAFE HARBOR STATEMENT: This news release contains various forward-looking statements and includes assumptions about Flowserve's future market conditions, operations and results. These statements are based on current expectations and are subject to significant risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Among the many factors that could cause actual results to differ materially from the forward-looking statements are: further changes in the already competitive environment for the Company's products or competitors' responses to Flowserve's strategies; the Company's ability to integrate Invatec into its management and operations; political risks or trade embargoes affecting important country markets; the health of the petroleum, chemical and power industries; economic turmoil in areas outside the United States; continued economic growth within the United States; unanticipated difficulties or costs or reduction in benefits associated with the implementation of the Company's "Flowserver" business process improvement initiative, including software; the impact of the "Year 2000" computer issue; and the recognition of significant expenses associated with adjustments to realign the combined Company's facilities and other capabilities with its strategies and business conditions.